Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2017 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2016 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading “Risk Factors.”

Results of Operations
The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended
	June 30,
	2016	2017
Sales	100%	100%
Cost of sales	62.4	62.8
Gross profit	37.6	37.2
Research and development costs	12.5	12.3
Sales and marketing expenses	6.7	5.8
General and administrative expenses	4.3	3.9
Contingent consideration expense (benefit)	-	0.2
Operating Income	14.1	15.0
Financial income, net	0.1	0.1
Income before income taxes	14.2	15.1
Income tax expenses	2.7	2.9
Net Income	11.5	12.2

Sales in the six months ended June 30, 2017 increased by 17.4% to $55,608 thousand compared to $47,358 thousand in the six months ended June 30, 2016. The increase in sales was mainly attributed to our success in our target markets, especially those driven by Cloud Computing. This achievement was part of our continued success in expanding our customer base and product offering supporting important market trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization and SD-WAN.

Gross profit in the six months ended June 30, 2017 was $20,709 thousand compared to $17,783 thousand in the six months ended June 30, 2016. Gross profit as a percentage of sales in the six months ended June 30, 2017 was 37.2%, compared to 37.6% in the six months ended June 30, 2016. Our gross profit is largely dependent on the mix of products we sell during a specific period. The lower gross profit percentage in the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was primarily a result of changes to the mix of products we sold in the six months ended June 30, 2017. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in the six months ended June 30, 2017 increased to 1.6%, compared to 1.5% in the six months ended June 30, 2016.

Research and development costs in the six months ended June 30, 2017 increased by 16% to $6,842 thousand compared to $5,897 thousand in the six months ended June 30, 2016. This increase was mainly attributed to the increase in our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $755 thousand to such increase , combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $190 thousand to the changes.

Sales and marketing expenses in the six months ended June 30, 2017 increased by 1.9% to $3,235 thousand compared to $3,175 thousand in the six months ended June 30, 2016. This increase was mainly attributed to a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $51 thousand.

General and administrative expenses in the six months ended June 30, 2017 increased by 8.9% to $2,180 thousand compared to $2,001 thousand in the six months ended June 30, 2016. This increase was mainly attributed to the growth in our activity, which contributed approximately $102 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $77 thousand.

In the six months ended June 30, 2017 we had a contingent consideration expense in the amount of $118 thousand compared to a contingent consideration expense in the amount of $15 thousand in the six months ended June 30, 2016.

Financial income, net in the six months ended June 30, 2017 increased by 72% to $43 thousand compared to $25 thousand in the six months ended June 30, 2016. The increase was attributed to an increase in financial income, net as a result of a decrease in expenses attributed to a weakening of the US Dollar against the New Israeli Shekel, in the amount of $116 thousand, offset by a decrease of $59 thousand in income from marketable securities, as well as by a decrease of $39 thousand in other financial expenses.

In the six months ended June 30, 2017 we recorded current income tax expenses of $1,662 thousand and deferred income tax benefit of $19 thousand compared to current income tax expenses of $1,252 thousand and deferred income tax expenses of $27 thousand in the six months ended June 30, 2016. The increase in the current income tax expenses is a result of an increase in our taxable income due to the increase in income from our activity. In addition, in the six months ended June 30, 2017 we recorded income tax benefits relating to prior years of $56 thousand, while in the six months ended June 30, 2016 we did not record any income tax benefits relating to prior years.

In the six months ended June 30, 2017 we recorded net income of $6,790 thousand compared to net income of $5,441 thousand in the six months ended June 30, 2016, a 24.8% increase. This increase was mainly attributed to the increase in our business activity and sales.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of June 30, 2017, we had working capital of $95,058 thousand and our current ratio (current assets to current liabilities) was 4.49. Cash and cash equivalents as of June 30, 2017 increased by $5,368 thousand to $17,285 thousand, compared to $11,917 thousand as of December 31, 2016. Short-term marketable securities decreased by $2,786 thousand to $13,477 thousand, compared to $16,263 thousand as of December 31, 2016, and long-term marketable securities decreased by $7,769 thousand to $0 thousand, compared to $7,769 thousand as of December 31, 2016. The net decrease of $5,187 thousand in these three balance sheet items in the six months ended June 30, 2017 was mainly due to payment of dividend which contributed approximately $7,382 thousand to such changes, and to property, plant and equipment expenditures which contributed approximately $863 thousand to such changes, offset by positive cash provided by operating activities in the amount of $2,755 thousand, and consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $403 thousand.

Trade receivables (including trade receivable from related parties) increased to $33,465 thousand as of June 30, 2017, compared to $27,722 thousand as of December 31, 2016. Other receivables increased to $6,707 thousand as of June 30, 2017, compared to $3,113 thousand as of December 31, 2016. This increase in these two balance sheet items in the six months ended June 30, 2017, was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $19,196 thousand as of June 30, 2017, compared to $10,480 thousand as of December 31, 2016. Other payables and accrued liabilities increased to $8,039 thousand as of June 30, 2017, compared to $7,484 thousand as of December 31, 2016. This increase in these two balance sheet items in the six months ended June 30, 2017, was mainly attributed to the increase of our activity.

Inventories increased to $51,359 thousand as of June 30, 2017, compared to $44,280 thousand as of December 31, 2016. The increase was attributed, mainly, to our growing sales accompanied by our customers’ expectations of a swift delivery, making the readily available inventory pivotal to our business goals.

Cash provided by operating activities in the six months ended June 30, 2017 amounted to $2,755 thousand compared to cash used in operating activities in the amount of $3,098 thousand in the six months ended June 30, 2016. The cash provided by operating activities in the six months ended June 30, 2017 was primarily the result of our positive operating income.

Capital expenditures on property and equipment for the six months ended at June 30, 2017 were $956 thousand, compared to $856 thousand for the six months ended at June 30, 2016.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.